UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2022

Woodside Energy Group Ltd

(Translation of Registrant’s Name into English)

001-41404

(Commission File Number)

Woodside Energy Group Ltd

Mia Yellagonga, 11 Mount Street

Perth, Western Australia 6000

Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this report on Form 6-K shall be deemed to be incorporated by reference in Woodside Energy Group Ltd’s registration statements on Form S-8 (File No. 333-265606; File No. 333-267432) and to be a part thereof from the date of this report, to the extent not superseded by documents or reports subsequently filed or furnished, except that the information appearing on pages 1-6 of Exhibit 99.1 to this report on Form 6-K is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933. Exhibit 99.2 to this report on Form 6-K is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933.

EXHIBIT INDEX

99.1	A copy of the registrant’s Third Quarter 2022 Report, dated October 20, 2022.

99.2	A copy of the registrant’s ASX Announcement, dated October 20, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2022

WOODSIDE ENERGY GROUP LTD

By:	/s/ Warren Baillie
Warren Baillie
Corporate Secretary